Exhibit 99.1

For Immediate Release
August 1, 2006

DRAXIS to Report Second Quarter Results on August 10th

MISSISSAUGA, Ontario — August 1, 2006 — DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will report financial and operating results for its Second Quarter on Thursday August 10, 2006. Senior management will host a conference call and live audio webcast at 10:00 a.m. ET to discuss the results and recent activities.

Details of the conference call and webcast are as follows:

Date / time	Thursday August 10, 2006 at 10:00 a.m. (ET)

Dial-in number and access code	1 (800) 565-5442	ACCESS CODE 2267043

Audio webcast	Access the live call on the DRAXIS web site at www.draxis.com The call will be archived on the web site for 30 days.

Audio Player	You will require the Windows Media Player, downloadable free from http://www.microsoft.com/windows/windowsmedia/download/default.asp

Playback	An audio playback of the call will be available until midnight August 17, 2006. To listen, dial 1 (888) 203-1112 and refer to access code 2267043.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

For Further Information Please Contact:

Investor Relations:
Jerry Ormiston ext. 246
Phone: (905) 677-5500
Toll-Free 1-(877) 441-1984